Please note that this letter and other documents are in draft form, and in no way reflect the Registrant’s or Fund management’s final intent with respect to the filing discussed herein.

U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

December 12, 2013

VIA EDGAR TRANSMISSION

Mr. Larry Greene
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

RE:	Baird Funds, Inc. (the “Company”) Baird Ultra Short Bond Fund (the “Fund”) Post-Effective Amendment No. 35 (“PEA 35”) to the Registration Statement on Form N-1A File Nos. 333-40128; 811-09997

Dear Mr. Greene:

This correspondence responds to comments that the Company received from you on November 26, 2013, with respect to PEA 35 filed by the Company on October 15, 2013.  For your convenience, your comments have been reproduced with the Company’s responses following each comment. Capitalized terms used in this response letter but not defined herein shall have the same meaning as in the Registration Statement.

In connection with this correspondence, the Company, on behalf of the Fund, acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

(3)	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

PROSPECTUS

Comment 1.
The prospectus does not include any disclosure regarding the use of derivatives, although the SAI does include such disclosure. Please confirm whether the Fund expects to invest in derivatives. If so, please disclose in the prospectus all material aspects of the derivatives in which the Fund will invest. In this regard, see The Letter to Karrie McMillan, Esq., General Counsel, Investment Company Institute, Derivatives-Related Disclosures by Investment Companies (July 30, 2010) (the “Letter”).

Response:
The Fund will not invest in derivatives as part of its principal investment strategies, and consequently, the Registrant does not believe it is appropriate to include disclosure regarding the use of derivatives in the prospectus.  The Registrant believes that this is consistent with the guidance provided in the Letter, which indicates that a prospectus should not list all types of investments in which a fund may invest, but rather the prospectus should focus on the principal investment strategies and investments.

Comment 2.	The font size in PEA 35 appears particularly small. Please confirm that the Fund’s prospectus and SAI will be of the appropriate size when delivered to investors.

Response:	The Registrant confirms that the Fund’s definitive prospectus and SAI will conform to required font sizes.

Comment 3.
The Fund’s principal investment strategies disclosure references investments in other investment companies. Please confirm that if the Fund expects acquired fund fees and expenses to be more than one basis point that a separate caption will be included in the fees and expenses table.

Response:
The Fund’s acquired fund fees and expenses are estimated to be less than one basis point for the first fiscal year, and therefore, a separate caption showing acquired fund fees and expenses is not necessary.

Comment 4.
If the Advisor is permitted to recoup any waived management fees or reimbursed Fund expenses under the Fund’s expense limitation agreement, please disclose the terms of such recoupment provision in footnote 2 to the fees and expenses table.

Response:
The Advisor has entered into a fee waiver agreement pursuant to which it will waive a portion of its advisory fee.  The Advisor is not permitted to recoup any waived advisory fees pursuant to such agreement.

Comment 5.
The disclosure under “Principal Investment Strategies” states “The Advisor attempts to diversify the Fund’s portfolio by holding securities of many different issuers and choosing issuers in a variety of sectors.” Consider adding additional disclosure to note that the Fund is a “diversified” fund under the Investment Company Act of 1940, as amended.

Response:	The following disclosure has been added to the above-referenced section:

The Fund is a “diversified” fund, which means that it may not, with respect to 75% of its total assets, invest more than 5% of its total assets in the securities of a single issuer (other than cash and cash items, U.S. government securities or securities of other investment companies) or purchase more than 10% of the outstanding voting securities of an issuer.

Comment 6.	Under “Government Obligations Risks,” please add disclosure noting that Fannie Mae and Freddie Mac were placed into conservatorship in 2008 and remain there today.

Response:	The following disclosure has been added under “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Principal Risks—Government Obligations Risks”:

In September 2008, at the direction of the U.S. Department of the Treasury, Fannie Mae and Freddie Mac were placed into conservatorship under the Federal Housing Finance Agency (“FHFA”), an independent regulator, and they remain in such status as of the date of this Prospectus. The U.S. government also took steps to provide additional financial support to Fannie Mae and Freddie Mac. No assurance can be given that the U.S. Treasury initiatives with respect to Fannie Mae and Freddie Mac will be successful.

Comment 7.	Under “Performance,” please note that performance information will be provided after the Fund has completed a full calendar year of operations.

Response:
The following sentence has been added after the first sentence of the above-referenced paragraph: “Performance information will be available after the Fund has been operating for a full calendar year.”

Comment 8.
Please consider revising the disclosure in the “Duration” box under “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Principal Investment Strategies” to clarify that the Fund’s duration is primarily a measure of its volatility, rather than a measure of time.

Response:
The following sentence has been added after the first sentence of the above-referenced paragraph: “In other words, the longer a fund’s duration, the more sensitive its market value will be to changes in interest rates.”

Comment 9.
Under “Principal Investment Strategies, Related Risks and Disclosure of Portfolio Holdings—Principal Risks—Government Obligations Risks,” please consider adding disclosure with respect to recent events and potential future events regarding the debt ceiling and threatened downgrades to the credit rating of the U.S.

Response:	The following disclosure has been added to the above-referenced section:

The total public debt of the United States as a percentage of gross domestic product has grown rapidly since the beginning of the 2008-2009 financial downturn. Although high debt levels do not necessarily indicate or cause economic problems, they may create certain systemic risks if sound debt management practices are not implemented. A high national debt can raise concerns that the U.S. Government will not be able to make principal or interest payments when they are due. This increase has also necessitated the need for the U.S. Congress to negotiate adjustments to the statutory debt ceiling to increase the cap on the amount the U.S. government is permitted to borrow to meet its existing obligations and finance current budget deficits. The U.S. Congress temporarily resolved the statutory debt ceiling issue in October 2013 through passage of the Continuing Appropriations Act which suspended the statutory debt ceiling until February 2014. In August 2011, S&P lowered its long-term sovereign credit rating on the U.S. In explaining the downgrade at that time, S&P cited, among other reasons, controversy over raising the statutory debt ceiling and growth in public spending. The ongoing uncertainty regarding the statutory debt ceiling negotiations may impact the U.S. long-term sovereign credit rating and may cause market uncertainty. As a result, market prices and yields of securities supported by the full faith and credit of the U.S. government may be adversely affected.

Comment 10.	Under “Buying Shares—Customer Identification Procedures,” please disclose that the Company has appointed an anti-money laundering compliance officer.

Response:
The following disclosure has been added to the above-referenced section: “The Company has appointed an anti-money laundering compliance officer to oversee the implementation of the Company’s anti-money laundering program.”

STATEMENT OF ADDITIONAL INFORMATION (“SAI”)

Comment 11.
With respect to fundamental investment limitation number 7, please revise the limitation to refer to “the same industry or group of industries.”  Additionally, please clarify that the concentration threshold is 25% of total assets, rather than “more than” 25%. Similarly, in the fourth paragraph following the numbered list, please add “or group of industries” to the end of the paragraph.

Response:	The above-referenced paragraph has been revised to read as follows:

7.           May not purchase the securities of any issuer if, as a result, 25% or more of the Fund’s total assets would be invested in the securities of issuers, the principal business activities of which are in the same industry or group of closely-related industries.

The last sentence of the fourth paragraph following the numbered list has been revised to read “The Fund may be concentrated in a sector but will not be concentrated in any industry or group of closely-related industries.”

Comment 12.	With respect to non-fundamental investment limitation number 6, please insert “written” before “notice”.

Response:	The requested change has been made.

Comment 13.
Under “Compensation of Portfolio Managers,” please note that Item 20(b) of Form N-1A requires disclosure of the specific benchmark and time period used with respect to compensation based on performance.

Response:	The above-reference section has been replaced with the following:

The Advisor compensates portfolio managers with a base salary and an annual incentive bonus.  A portfolio manager’s base salary is generally a fixed amount based on level of experience and responsibilities.  A portfolio manager’s bonus is determined primarily by pre-tax investment performance of the accounts, including the Fund, and the revenues and overall profitability of the Advisor.  Fund performance is measured relative to the performance of the benchmark index listed in the Fund’s prospectus and is measured on a one-three-five-year basis (or such shorter time as the portfolio manager has managed the Fund), as applicable, with greater weight given to long-term performance.  Portfolio managers may own and may be offered an opportunity to purchase or sell common stock in the Advisor, Baird Holding Company or Baird Financial Corporation.  Portfolio managers may also own and may be offered an opportunity to purchase or sell shares in private equity offerings sponsored by the Advisor.

Comment 14.
Under “Portfolio Holdings Disclosure Policy,” please note that Item 16(f)(2) of Form N-1A requires disclosure of “any ongoing arrangements to make available information about the Fund’s portfolio securities to any person, including the identity of the persons who receive information pursuant to such arrangements.”

Response:
The Fund does not have any ongoing arrangements to make available its holdings information, other than those described in the above-referenced section. Because the Fund’s arrangements for such disclosures satisfy the criteria of Item 16(f)(2) of Form N-1A, the Fund does not believe any additional disclosure is required.

*           *           *

If you have any questions regarding the above responses, please contact Michael Barolsky of U.S. Bancorp Fund Services, LLC at (414) 765-5586 or michael.barolsky@usbank.com.

BAIRD FUNDS, INC.

Andrew D. Ketter
Assistant Secretary